Filed Pursuant to Rule 424(b)(2)
Registration No. 333-202524
April 22, 2015
PRICING SUPPLEMENT
(To Prospectus dated March 5, 2015,
Prospectus Supplement dated March 5, 2015 and
Equity Index Underlying Supplement dated March 5, 2015)

HSBC USA Inc.
Lookback Allocator Notes

▸ $1,500,000 Lookback Allocator Notes linked to a basket consisting of the Deutsche Borse AG German Stock Price Index, the CAC 40® Index and the IBEX 35® Index

▸ Maturity of 3.75 years

▸ On the Final Valuation Date, the weightings of 60%, 30% and 10% will be allocated to the best, second best, and lowest performing index, respectively

▸ 1x exposure to any positive or negative Allocated Return

▸ All payments on the Notes are subject to the credit risk of HSBC USA Inc.

The Lookback Allocator Notes (each a "Note" and collectively the "Notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The Notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or Equity Index Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the Notes. HSBC Securities (USA) Inc. will purchase the Notes from us for distribution to other registered broker-dealers or will offer the Notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-20 of this pricing supplement.

Investment in the Notes involves certain risks. You should refer to "Risk Factors" beginning on page PS-7 of this document, page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement.

The Estimated Initial Value of the Notes on the Pricing Date is $937.70 per Note, which is less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page PS-3 and "Risk Factors" beginning on page PS-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per Note/total	$1,000 / $1,500,000	$20 / $30,000	$980 / $1,470,000

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page PS-20 of this pricing supplement.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC ◆

The world's local bank

HSBC USA Inc.
Lookback Allocator Notes



This pricing supplement relates to an offering of Lookback Allocator Notes. The Notes will have the terms described in this pricing supplement and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. **You should be willing to forgo interest and dividend payments during the term of the Notes and, if the Allocated Return is less than zero, lose up to 100% of your principal.**

This pricing supplement relates to an offering of Notes linked to the performance of an unequally weighted basket (the "Reference Asset"). The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc., as described below. The following key terms relate to the offering of the Notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per Note
Reference Asset:	A basket comprised of the Deutsche Borse AG German Stock Price Index ("DAXK"), the CAC 40® Index ("CAC") and the IBEX 35® Index ("IBEX") (each, an "Index" and together, the "Indices").
Index Weightings:	On the Final Valuation Date, different weightings will be allocated to the Indices based on their respective Index Returns: 60% for the Index with the highest Index Return (the "Best Index Return"), 30% for the Index with the next highest Index Return (the "Second Best Index Return"), and 10% for the Index with the lowest Index Return (the "Lowest Index Return"). If two or more of the Indices have equal returns, the calculation agent will determine the ranking (and the Allocated Return will not be adversely impacted as a result of that determination).
	This method of allocation ensures the Index with the greatest Index Return will have the greatest weighting and the Index with the lowest Index Return will have the lowest weighting. Generally, this will result in a greater Allocated Return than if the Reference Asset were equally weighted between the Indices. Despite this, the Best Index Return may not be positive or may not be large enough to counterbalance negative Index Returns from one or both of the other two Indices. In such a case, the allocation of the weightings of the Indices will not prevent you from losing all or some of your investment.
Trade Date:	April 22, 2015
Pricing Date:	April 22, 2015
Original Issue Date:	April 27, 2015
Final Valuation Date:	January 23, 2019, subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying Equity Index Underlying Supplement.
Maturity Date:	January 28, 2019. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying Equity Index Underlying Supplement.
Payment at Maturity:	On the Maturity Date, for each Note, we will pay you the Final Settlement Value.
Final Settlement Value:	You will receive:
	$1,000 + ($1,000 × Allocated Return).
	Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Allocated Return is less than zero. For example, if the Allocated Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount, subject to the credit risk of HSBC. **If the Allocated Return is less than zero, you will lose up to 100% of your investment.**
Allocated Return:	Shall equal the weighted return of the Indices, with the allocation of the Index Weightings determined as described above in "Index Weightings" and calculated as follows:
	[(Best Index Return × 60%) + (Second Best Index Return × 30%) + (Lowest Index Return × 10%)]
Index Return:	With respect to each Index, the quotient, expressed as a percentage, determined by the calculation agent as follows:

$$\frac{\text{Final Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$$

Initial Index Level:	6,069.16 with respect to the DAXK, 5,211.09 with respect to the CAC and 11,399.20 with respect to the IBEX, each of which was the Official Closing Level of that Index on the Pricing Date.
Final Index Level:	With respect to each Index, the Official Closing Level of that Index on the Final Valuation Date.
Official Closing Level:	The closing level of the applicable Index on any scheduled trading day as determined by the calculation agent based upon the level displayed on the relevant Bloomberg Professional® service page (with respect to the DAXK, "DAXK <INDEX>", with respect to the CAC, "CAC <INDEX>" and with respect to the IBEX, "IBEX <INDEX>") or, for each Index, on any successor page on the Bloomberg Professional® service or any successor service, as applicable.
Form of Notes:	Book-Entry
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Estimated Initial Value:	The Estimated Initial Value of the Notes is less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. See "Risk Factors—The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
CUSIP/ISIN:	40433BT99 / US40433BT995

GENERAL

This pricing supplement relates to an offering of Notes, linked to the Reference Asset. The purchaser of a Note will acquire a senior unsecured debt security of HSBC USA Inc. Although the offering of Notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015, the prospectus supplement dated March 5, 2015 and the Equity Index Underlying Supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement, or Equity Index Underlying Supplement, the terms described in this pricing supplement shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page PS-7 of this pricing supplement, page S-1 of the prospectus supplement and page S-2 of the Equity Index Underlying Supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, a prospectus supplement and an Equity Index Underlying Supplement) with the SEC for the offering to which this pricing supplement relates. Before you invest, you should read the prospectus, prospectus supplement and Equity Index Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement and the Equity Index Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

▸ The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

▸ The Equity Index Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014327/v403626_424b2.htm

PAYMENT AT MATURITY

On the Maturity Date, for each Note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

$1,000 + ($1,000 × Allocated Return).

Under these circumstances, you will lose 1% of the Principal Amount for each percentage point that the Allocated Return is less than zero. For example, if the Allocated Return is -30%, you will suffer a 30% loss and receive 70% of the Principal Amount, subject to the credit risk of HSBC. **If the Allocated Return is less than zero, you will lose up to 100% of your investment.**

Interest

The Notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the Notes.

Reference Sponsors

With respect to the DAXK, Deutsche Börse AG is the reference sponsor. With respect to CAC, Euronext N.V. is the reference sponsor. With respect to the IBEX, Sociedad de Bolsas, a subsidiary of Bolsas y Mercados Españoles, is the reference sponsor.

INVESTOR SUITABILITY

The Notes may be suitable for you if:

▸ You seek an investment with a return linked to the Reference Asset and you believe that the Allocated Return will be positive.

▸ You believe that certain Indices will outperform the other Indices but are uncertain as to which Indices will provide the best returns over the term of the Notes. Therefore, you prefer an investment that allocates predetermined weightings to each Index Return at maturity based upon which Index Return is the highest.

▸ You are willing to make an investment that is exposed to the negative Allocated Return on a 1-to-1 basis for each percentage point that the Allocated Return is less than zero.

▸ You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You are willing to forgo dividends or other distributions paid to holders of the stocks comprising the Indices.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the Notes to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

▸ You believe that the Allocated Return will be negative or that the Allocated Return will not be sufficiently positive to provide you with your desired return.

▸ You have strong views regarding the anticipated returns of the Indices and therefore prefer an investment with predetermined weightings that better maximize the Index Returns you anticipate.

▸ You are unwilling to make an investment that is exposed to the negative Allocated Return on a 1-to-1 basis for each percentage point that the Allocated Return is less than zero.

▸ You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid on the stocks comprising the Indices.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the Notes to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and page S-2 of the accompanying Equity Index Underlying Supplement. Investing in the Notes is not equivalent to investing directly in any of the stocks comprising any Index. You should understand the risks of investing in the Notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the Notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying prospectus, prospectus supplement and Equity Index Underlying Supplement

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and Equity Index Underlying Supplement, including the explanation of risks relating to the Notes described in the following sections:

▶ "—Risks Relating to All Note Issuances" in the prospectus supplement;

▶ "—General Risks Related to Indices" in the Equity Index Underlying Supplement;

▶ "—Securities Prices Generally Are Subject to Political, Economic, Financial and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the Equity Index Underlying Supplement; and

▶ "—Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the Equity Index Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the Notes may result in a loss.

For each Index in the Reference Asset, you will be exposed to the decline in the Final Index Level from the Initial Index Level. The amount of exposure to each Index Return will depend on such Index's weighting, as determined by the calculation agent in accordance with "Index Weightings" above. These Index Returns and Index Weightings will determine the Allocated Return. Accordingly, if the Allocated Return is less than zero, your Payment at Maturity will be less than the Principal Amount of your Notes. You will lose up to 100% of your investment at maturity if the Allocated Return is less than zero.

Credit risk of HSBC USA Inc.

The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

Changes in the levels of the Indices may offset each other.

Changes in the levels of the Indices may not correlate with each other. The level of one or more of the Indices may increases, while the levels of the other Indices may not increase as much or may even decline. Therefore, in calculating the Allocated Return, increases in the level of one or more of the Indices may be moderated, or wholly offset, by lesser increases or declines in the levels of the other Indices. This effect is further amplified by the differing weights of the Indices. More heavily weighted Indices will have a larger impact than Indices with lesser weightings. Although the most heavily weighted Index will always be the best performing Index and the least heavily weighted Index will always be the worst performing Index, the Best Index Return may not be positive or may not be large enough to counterbalance the negative Index Returns from one or both of the other two Indices. In such a case, the allocation of the weightings of the Indices will not prevent you from losing all or some of your investment.

An investment in the Notes may underperform an investment in the securities included in the Indices.

Any positive return on the Notes will be based upon the Allocated Return. The Allocated Return will not reflect any dividends paid on the securities included in the Indices. Accordingly, it is possible that an investment in the Notes will underperform a hypothetical investment in those securities.

The Notes will not bear interest.

As a holder of the Notes, you will not receive periodic interest payments.

The amount payable on the Notes is not linked to the value of the Reference Asset at any time other than the Final Valuation Date.

Changes in the value of the Reference Asset during the term of the Notes prior to the Final Valuation Date will not be reflected in the calculation of the Payment at Maturity. The calculation agent will calculate the Allocated Return by multiplying the Index Return for each Index by its respective Index Weighting, which will not be determined until the Final Valuation Date, and then taking the sum of the weighted Index Returns, as described above. The Index Returns and Index Weightings will be calculated only as of the Final Valuation Date. As a result, the Allocated Return may be less than zero even if the level of one or more of the Indices had moved favorably at certain times during the term of the Notes before moving to an unfavorable level on the Final Valuation Date.

Changes that affect the Indices will affect the market value of the Notes and the amount you will receive at maturity.

The policies of the reference sponsors concerning additions, deletions and substitutions of the constituents comprising the relevant Indices and the manner in which the reference sponsors take account of certain changes affecting those constituents may affect the levels of those Indices, and ultimately the Allocated Return. The policies of the reference sponsors with respect to the calculation of the relevant Indices could also affect the levels of those Indices. The reference sponsors may discontinue or suspend calculation or dissemination of the relevant Indices. Any such actions could affect the value of the Notes and their return.

The Notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

The Estimated Initial Value of the Notes, which was determined by us on the Pricing Date, is less than the price to public and may differ from the market value of the Notes in the secondary market, if any.

The Estimated Initial Value of the Notes was calculated by us on the Pricing Date and is less than the price to public. The Estimated Initial Value reflects our internal funding rate, which is the borrowing rate we pay to issue market-linked notes, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the levels at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We determined the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

The price of your Notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the underwriting discount, our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes and the costs associated with structuring and hedging our obligations under the Notes. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the value of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

If we were to repurchase your Notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the Notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately ten months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the

Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

The Notes lack liquidity.

The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the Notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes.

Potential conflicts of interest may exist.

HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes. We will not have any obligation to consider your interests as a holder of the Notes in taking any action that might affect the value of your Notes.

Risks associated with non-U.S. companies.

The levels of the DAXK, the CAC and the IBEX depend upon the stocks of non-U.S. companies, and thus involve risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the Notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the DAXK, the CAC or the IBEX and, as a result, the value of the Notes.

The Notes will not be adjusted for changes in exchange rates.

Although the equity securities that comprise the DAXK, the CAC and the IBEX are traded in euros, and your Notes are denominated in U.S. dollars, the amount payable on your Notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the euro. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the level of the DAXK, the CAC and the IBEX, and therefore your Notes. The amount we pay in respect of your Notes on the Maturity Date, if any, will be determined solely in accordance with the procedures described in this pricing supplement.

Uncertain tax treatment.

For a discussion of the U.S. federal income tax consequences of your investment in the Notes, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning Allocated Returns of the Reference Asset. We cannot predict the Final Index Levels of the Indices on the Final Valuation Date or the Allocated Return. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on the Notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by HSBC. The numbers appearing in the table below and the following examples have been rounded for ease of analysis.

The table below illustrates the Final Settlement Value on a $1,000 investment in the Notes for a hypothetical range of the Allocated Return from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your Notes are held to maturity. You should consider carefully whether the Notes are suitable to your investment goals.

The Index Weighting for each Index will be determined on the Final Valuation Date; see the examples below for illustrations of how the Allocated Return will be calculated for the Notes.

Hypothetical Allocated Return	Hypothetical Final Settlement Value	Hypothetical Return on the Notes
100.00%	$2,000.00	100.00%
80.00%	$1,800.00	80.00%
60.00%	$1,600.00	60.00%
40.00%	$1,400.00	40.00%
20.00%	$1,200.00	20.00%
15.00%	$1,150.00	15.00%
10.00%	$1,100.00	10.00%
5.00%	$1,050.00	5.00%
2.00%	$1,020.00	2.00%
1.00%	$1,010.00	1.00%
0.00%	**$1,000.00**	**0.00%**
-1.00%	$990.00	-1.00%
-2.00%	$980.00	-2.00%
-5.00%	$950.00	-5.00%
-10.00%	$900.00	-10.00%
-15.00%	$850.00	-15.00%
-20.00%	$800.00	-20.00%
-40.00%	$600.00	-40.00%
-60.00%	$400.00	-60.00%
-80.00%	$200.00	-80.00%
-100.00%	$0.00	-100.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the Notes.

Example 1: All Index Returns are positive.

		Allocated Index Weighting
DAXK Index Return (Lowest Index Return):	10.00%	10%
CAC Index Return (Best Index Return):	50.00%	60%
IBEX Index Return (Second Best Index Return):	30.00%	30%
Allocated Return:	40.00%	
Final Settlement Value:	**$1,400.00**	

Because the CAC Index Return is the highest, it is weighted at 60%; because the IBEX Index Return is second highest, it is weighted at 30%; and because the DAXK Index Return is the lowest, it is weighted at 10%. Therefore, the Allocated Return would be 40% (which is greater than the arithmetic average of all three Index Returns of 30%) and the Final Settlement Value would be $1,400.00 per $1,000 Principal Amount of Notes calculated as follows:

$1,000 + ($1,000 × Allocated Return)
= $1,000 + ($1,000 × [(50% × 60%) + (30% × 30%) + (10% × 10%)])
= $1,400.00

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Allocated Return when the Allocated Return is positive.

Example 2: All Index Returns are negative.

		Allocated Index Weighting
DAXK Index Return (Best Index Return):	-25.00%	60%
CAC Index Return (Second Best Index Return):	-30.00%	30%
IBEX Index Return (Lowest Index Return):	-60.00%	10%
Allocated Return:	-30.00%	
Final Settlement Value:	**$700.00**	

Because the DAXK Index Return is the highest, it is weighted at 60%; because the DAXK Index Return is second highest, it is weighted at 30%; and because the CAC Index Return is the lowest, it is weighted at 10%. Therefore, the Allocated Return would be -30.00% (which is greater than the arithmetic average of all three Index Returns of -38.33%) and the Final Settlement Value would be $700.00 per $1,000 Principal Amount of Notes calculated as follows:

$1,000 + ($1,000 × Allocated Return)
= $1,000 + ($1,000 × [(-25% × 60%) + (-30% × 30%) + (-60% × 10%)])
= $700.00

Example 3: Index Returns are mixed.

		Allocated Index Weighting
DAXK Index Return (Second Best Index Return):	-15.00%	30%
CAC Index Return (Lowest Index Return):	-25.00%	10%
IBEX Index Return (Best Index Return):	10.00%	60%
Allocated Return:	-1.00%	
Final Settlement Value:	**$990.00**	

Because the IBEX Index Return is the highest, it is weighted at 60%; because the DAXK Index Return is second highest, it is weighted at 30%; and because the CAC Index Return is the lowest, it is weighted at 10%. Therefore, the Allocated Return would be -1.00% (which is greater than the arithmetic average of all three Index Returns of -10%) and the Final Settlement Value would be $990.00 per $1,000 Principal Amount of Notes calculated as follows:

$1,000 + ($1,000 × Allocated Return)
= $1,000 + ($1,000 × [(10% × 60%) + (-15% × 30%) + (-25% × 10%)])
= $990.00

Examples 2 and 3 show that you are exposed to a 1% loss of your Principal Amount for each percentage point that the Allocated Return is less than zero. YOU MAY LOSE UP TO 100% OF THE PRINCIPAL AMOUNT OF YOUR NOTES.

INFORMATION RELATING TO THE REFERENCE ASSET

Description of the DAXK

The Deutsche Borse AG German Stock Price Index is a capitalization-weighted index of 30 German stocks traded on the FWB. It is designed to track the largest and most actively-traded companies in the German equities market.

For more information about the DAXK, see "The DAX[®] Index: beginning on page S-7 of the accompanying Equity Index Underlying Supplement. The version described in the accompanying Equity Index Underlying Supplement is calculated for total return, while the Index is the price return version, which excludes from the calculation of the index level any cash dividend payments paid on its component stocks.

Historical Performance of the DAXK

The following graph sets forth the historical performance of the DAXK based on the daily historical closing levels from January 1, 2008 through April 22, 2015. The closing level for the DAXK on April 22, 2015 was 6,069.16. We obtained the closing levels below from the Bloomberg Professional[®] service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional[®] service.



The historical levels of the DAXK should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the DAXK on the Final Valuation Date.

Description of the CAC

The CAC 40® Index is an index weighted by free-float market capitalization and turnover of shares that is designed to reflect the general trends in the trading of shares listed on Euronext Paris S.A. It is made up of shares issued by 40 companies selected among the 100 largest and most traded stocks on Euronext Paris S.A. The Conseil Scientifique acts as an independent CAC Supervisor of the CAC 40® Index and is responsible for monitoring the selection of constituents for the CAC 40® Index and ensuring that it offers a reliable and representative view of the market.

Historical Performance of the CAC

The following graph sets forth the historical performance of the CAC based on the daily historical closing levels from January 1, 2008 through April 22, 2015. The closing level for the CAC on April 22, 2015 was 5,211.09. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the CAC should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the CAC on the Final Valuation Date.

All disclosures contained in this pricing supplement regarding the CAC or IBEX, including their respective make-up, method of calculation and changes in itheir components, where applicable, are derived from publicly available information. That information reflects the policies of, and is subject to change by, the applicable Reference Sponsor. Information from outside sources is not incorporated by reference in, and should not be considered a part of, this pricing supplement. Neither HSBC USA Inc. nor any of its affiliates has made any independent investigation as to the adequacy or accuracy of information about any of the CAC or IBEX or any other constituent included in any such index contained in this pricing supplement.

CAC 40® Index Composition and Maintenance

Index components are selected regardless of where the issuing company is registered. Eligibility for inclusion in the CAC 40® Index depends on a group of criteria: free-float market capitalization, its turnover on Euronext Paris S.A., and the presence of business assets and/or significant head-office activities in France. As only one listing – the most active one – is permitted per company, the listing representing the company's ordinary shares is generally used.

A quarterly adjustment scheme is applied for amendments to the numbers of shares. The number of shares to be used after the quarterly review for each constituent will be based on the number of shares listed on the market. The number of shares may be modified in between the quarterly updates.

CAC 40® Index Calculation

The CAC 40® Index is calculated on a price return basis. The calculation is based on the current free-float market capitalization divided by the divisor. The divisor was determined on the initial market capitalization base of the index and the base level. The divisor is adapted as a result of corporate actions and composition changes. The base date for the CAC 40® Index is December 31, 1987 and the base market capitalization was 1,000 before the adoption of the euro as local currency in France. This number is now regarded as a constant when computing the index level.

If no price has been established for a constituent's share on the trading day concerned, either the last known price established during regular daytime trading in officially listed shares on Euronext Paris S.A. for traded stocks or the last adjusted price resulting from the adjustment of the closing price due to a corporate action will be used. For constituents that have non-traded, halted or suspended status, the previous day's reference prices or estimated prices (for IPOs, buyouts and swap offers) are used instead.

If prices are cancelled, the index will not be recalculated unless the compiler of the CAC 40® Index decides ("CAC Compiler") otherwise. The level of the CAC 40® Index is in principle published every 15 seconds. The calculation of the level of the CAC 40®

Index starts from 9:00 a.m. until Euronext Paris S.A. stops regular daytime trading in officially listed shares on the days when the Euronext Paris S.A. is open for business.

A weighting limit of 15% of the index's free-float market capitalization is applied to CAC 40® Index constituents. If the weight of a given stock exceeds this limit it is scaled down by a coefficient called a "capping factor."

The capping factors are reviewed annually. Like the free-float factors, the capping factors are reviewed on the third Friday of September at the same time as the quarterly updates of the number of shares. The CAC Supervisor may decide to review the capping factor at other quarterly reviews in response to a substantial change in the shareholding structure of the companies concerned, or if extraordinary corporate events significantly change the weighing in the CAC 40® Index.

If, for any reason, share prices are not available for all constituents after Euronext Paris S.A. has started regular daytime trading, a forerunner will be disseminated until the conditions for publishing an official opening are met. This forerunner is calculated on the basis of the available share prices traded. It then gives an indication of the first percentage change of the CAC 40® Index.

This forerunner is defined as the variation percentage between the total free-float market capitalization of stocks traded and the most recent closing market capitalization of the same stocks.

The opening level is calculated using the opening prices of traded constituents or in the case of constituents that have non-traded, halted or suspended status, the previous day's reference prices or estimated prices (for IPOs, buyouts and swap offers). The opening index level reflects the opening prices of the index constituents.

The opening index level is disseminated at the same time as the first index level, and it might not be equal to the first index level, which is disseminated as soon as the following conditions are met:

·   The total weight of stocks traded, halted or suspended equal 100% of the total free-float market capitalization of the CAC 40® Index; and

·   The weight of stocks traded is greater than or equal to 65% of the total free-float market capitalization of the CAC 40® Index.

If after the market opens the CAC 40® Index remains in forerunner, during the entire trading session, the closing level of the CAC 40® Index will be calculated on the basis of the most recent traded prices, or the most recent reference price (possibly adjusted to account for corporate actions).

During the session, the forerunner can be substituted for the CAC 40® Index on an exceptional basis in the event that 35% of the market capitalization of the CAC 40® Index may not be traded. The calculation and dissemination of the CAC 40® Index levels resumes five minutes after the weight of stocks traded is greater than or equal to 65% of the free-float market capitalization of the CAC 40® Index.

The following information is disseminated after the market close:

·   The reference closing level, which is calculated on the basis of all closing prices derived from the closing auction.

·   The reference opening price, which is calculated on the basis of the opening shares prices.

In both cases, for constituents that have non-traded, halted or suspended status, the reference prices of the previous day or estimated prices (for IPOs, buyouts and swap offers) are used instead.

The CAC Compiler retains the right to delay the publication of the opening level of the CAC 40® Index. Furthermore, the CAC Compiler retains the right to suspend the publication of the level of the CAC 40® Index if it believes that circumstances prevent the proper calculation of the CAC 40® Index.

License Agreement

Euronext Paris S.A. has all proprietary rights with respect to the CAC 40® Index. In no way Euronext Paris S.A. and any direct or indirect affiliates sponsor, endorse or are otherwise involved in the issue and offering of the Notes. Euronext Paris S.A. and any direct or indirect affiliates disclaim any liability to any party for any inaccuracy in the data on which the index is based, for any mistakes, errors, or omissions in the calculation and/or dissemination of the CAC 40® Index, or for the manner in which it is applied in connection with the issue and offering thereof.

"CAC40®" and "CAC®" are registered trademarks of Euronext N.V., a subsidiary of Euronext Paris S.A.

Description of the IBEX

The IBEX 35® index is a price return index composed of the 35 most liquid securities listed on the Stock Exchange Interconnection System of the four Spanish Stock Exchanges. The index is Euro-denominated and calculated in real-time within the European time zone.

Historical Performance of the IBEX

The following graph sets forth the historical performance of the IBEX based on the daily historical closing levels from January 1, 2008 through April 22, 2015. The closing level for the IBEX on April 22, 2015 was 11,399.20. We obtained the closing levels below from the Bloomberg Professional® service. We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg Professional® service.



The historical levels of the IBEX should not be taken as an indication of future performance, and no assurance can be given as to the Official Closing Level of the IBEX on the Final Valuation Date.

The Composition of the IBEX 35® Index

The Technical Advisory Committee shall take into account the following liquidity factors:

- The trading volume in Euros in the order-driven market (Spanish Stock Exchange Interconnection System market segment of the Joint Stock Exchange System called Main Trading Market).

- The quality of the said trading volume, considering:

    o Trading volume during the control period that:

    o is the result of transactions involving a change in the stable shareholding structure of the company,

    o was traded by the same market member in a small number of transactions, or traded during a time period regarded by the Manager as not representative,

    o suffers a decline such as to cause the Manager to consider that the stock's liquidity has been seriously affected,

    o the characteristics and amount of the transactions made in the market,

    o the statistics for the trading volume and characteristics of the trading,

    o the quality of bid-ask spreads, turnover and other liquidity measures applied at the discretion of the Technical Advisory Committee.

- Suspension of quotation or trading during a time period considered significant by the Technical Advisory Committee.

The Technical Advisory Committee will also take into account the security's sufficient stability, bearing in mind the use of the Index as the underlying index for derivatives trading, as well as an efficient replication of the same.

For a stock to be included in the IBEX 35® Index, its average capitalization in the index must be greater than 0.30% of the average index capitalization during the control period. For this reason, the average capitalization of the stock computable in the IBEX 35® Index will be understood to be the arithmetic mean, adjusted by the corresponding free float factor according to the free float band, resulting from multiplying the securities admitted for listing in each one of the trading sessions of the control period by the closing price of the security in each one of these sessions.

Without prejudice to the stated above, the Technical Advisory Committee may decide to remove a constituent stock from the IBEX 35® Index when its average capitalization computable in the index is lower than 0.30% of the average index capitalization during two consecutive control periods for ordinary reviews.

When a security is first listed on the Spanish Stock Exchange Interconnection System which the Technical Advisory Committee thinks it should be included in the IBEX 35® Index, it may decide to include said security in the IBEX 35® Index without having to wait for the necessary requirements to be met during the control period, with the attendant exclusion of another security for reasons of liquidity. If this is the case, a minimum requirement of a certain number of completed trading days shall be established, which will be at least one-third of those included in the control period, except if the company has an index computable capitalization among the top twenty in the Index.

The Technical Advisory Committee will in all events make the IBEX 35® Index inclusion or exclusion decisions it deems appropriate with respect to any security, with consideration for special circumstances not set out above in the above paragraphs, without prejudice to publication, where appropriate, of the relevant reports.

Calculation of the IBEX 35® Index

The formula used in the calculation of the IBEX 35® Index value is:

$$\text{Ibex } 35(t) = \text{Ibex } 35(t-1) \times \sum_{i=1}^{35} Cap_i(t) \Big/ \left[\sum_{i=1}^{35} Cap_i(t-1) \pm J \right]$$

t = Moment when the IBEX 35® Index is calculated.

i = Company included in the IBEX 35® Index.

S_i = Number of computable shares of company i for calculating the value of the IBEX 35® Index.

P_i = Price of the shares of the Company i included in the IBEX 35® Index at moment (t).

Cap_i = Capitalization of the Company included in the IBEX 35® Index, i.e. (S*P).

$\sum Cap_i$ = Aggregate Capitalization of all 35 Companies included in the IBEX 35® Index.

J = Amount used to adjust the value of the IBEX 35® Index due to capital increases and other reasons described below.

Coefficient J represents the capitalization adjustment required for IBEX 35® Index continuity and is introduced in connection with certain financial transactions defined according to the Technical Regulations for the Composition and Calculation of the Index as well as in ordinary, follow up and extraordinary redefinitions of the IBEX 35® Index.

The function of the J component is to assure that the IBEX 35® Index value is not altered by such financial transactions.

The value of the J adjustment component will reflect the capitalization difference of the IBEX 35® Index before and after the adjustment.

Constituent Price

As a general reference, the price will be that at which the last transaction was completed on the Spanish Stock Exchange Interconnection System. Nonetheless:

- ○ The closing price of the securities will be the price established in the Regulations for Trading on the Spanish Stock Exchange Interconnection System.

- ○ Where a security is suspended from trading for whatever reason (takeover bid, etc.), the valid price to be taken for the calculation of the IBEX 35® Index will be the price at which the last transaction was made prior to the suspension of the security in question. Following the closing of the market, the closing price will be calculated in accordance with the above paragraph.

In addition, the Manager may, in exceptional circumstances, propose to the Technical Advisory Committee a different price determination if it is considered appropriate, bearing in mind the characteristics of each case.

Number of Shares

In general, the number of each company's shares taken for calculation of the IBEX 35® Index value will depend on its free float.

This number will vary whenever financial transactions take place involving the securities in the IBEX 35® Index, which presumes compliance with the contents of the index Technical Regulations. These adjustments to the index will be made on the basis of the number of shares the Manager objectively deems appropriate at the time. This number will always be made public and included in the IBEX 35® Index announcements.

- o The free float will be deemed complementary to block ownership capital. For purposes of calculating block ownership capital, and pursuant to the data which appear in the registry of the Comisión Nacional del Mercado de Valores (the "CNMV"), the following will be taken into account:

- o direct shareholdings greater than or equal to 3% of the share capital; and

- o direct shareholdings held by members of the Board of Directors independently from their amount.

The Technical Advisory Committee will take the preceding data into account even when the owner appearing in the registry is a nominee, unless the latter informs the CNMV in the appropriate manner that these shareholdings, taken individually, amount to less than 3% of capital.

The Technical Advisory Committee will also take into account:

- o The relevant facts which have been officially notified to the CNMV before the end of the control period of every ordinary review, follow up review, or extraordinary review, as the case may be, and which affect the calculation of the free float on dates close to the application of the decisions of the Technical Advisory Committee.

- o Any other circumstance in the composition of the shareholding registered at the CNMV, which has any influence over the efficient replication of the IBEX 35® Index, also taking into account, as the case might be, the indirect shareholdings declared.

- o The number of each company's shares taken for calculation of the IBEX 35® Index value will be adjusted by a free float factor based on the applicable free float band.

Changes to each company's free float will be updated as follows:

- o at the ordinary reviews of the Technical Advisory Committee.

- o at the follow up meetings, only if the new Free Float corresponding to the stock has changed in at least two tranches above or below the current factor at the moment of the review, according to the aforementioned table.

Without prejudice to the foregoing, and as a result of exceptional circumstances, in order to achieve an efficient replication of the Index, the Committee may, at any time, change the free float factor of a stock, with prior notification being given as appropriate.

- o Additionally, in order to obtain an efficient replication of the IBEX 35® Index, the Committee may use a number lesser than the number of the issued shares to calculate the value of the index, bearing in mind criteria such as a significant dispersion of trading on more than one market, liquidity or any other factor deemed appropriate.

Adjustments for Transactions Affecting the Securities in the IBEX 35® Index

The aim of the adjustment to the IBEX 35® Index is to ensure, to the extent possible and in a simple manner, that the IBEX 35® Index reflects the performance of a portfolio composed of the same share as make up the IBEX 35® Index.

The adjustments to the IBEX 35® Index, carried out by the Manager, are:

- o calculated on their corresponding date depending on their nature,

- o introduced once the market is closed and at the closing price of each security,

- o effective as of the start of trading the next trading day,

so that the value of the IBEX 35® Index is not altered.

Should a transaction take place with one or more securities in the IBEX 35® Index that requires an adjustment not contemplated by the Technical Regulations for the IBEX 35® Index, or should the adjustment described therein not completely fulfill the purpose of the IBEX 35® Index, the Manager may propose to the Technical Advisory Committee that a new adjustment be made or any other action to fulfill the purpose of the IBEX 35® Index.

Financial transactions requiring adjustments to the IBEX 35® Index are as follows:

Ordinary Dividends and other types of Shareholder Remuneration similar to Ordinary Dividend Payments:

Ordinary dividends and other types of shareholder remuneration similar to ordinary dividend payments will not be adjusted in the IBEX 35® Index.

These are deemed to be the following:

- o the beginning of a periodic and recurring payment,

- o the change of a periodic and recurring dividend payment for another item of the same nature,

- o the periodic and recurring charging of shareholder remuneration against equity accounts.

Capital Increases:

The IBEX 35® Index will be adjusted whenever one of the companies included therein carries out a capital increase with preferential subscription rights. Such adjustments will be effective from the day on which the shares begin to trade ex-subscription right on the Spanish Stock Exchange Interconnection System. On that date, and for purposes of the IBEX 35® Index calculation, the number of shares in that company will be increased on the assumption that the increase is going to be totally subscribed and, simultaneously, the adjustment will be introduced.

Increases in company capital where, as a result of the kind of transaction involved, the General Shareholders' Meeting decides to eliminate preferential subscription rights will be included in the Index at the time they are admitted to the Spanish Stock Exchange Interconnection System, and the adjustment will be made for the amount of the capital increase.

If, as a result of capital increases made without preferential subscription rights, the new shares admitted account for less than 1% of the total number of company shares used to calculate the value of the IBEX 35® Index, the adjustment will be made every six months at the same time as the ordinary review of the Index composition.

Additionally, every six months, and at the same time as the ordinary review of the IBEX 35® Index composition, an adjustment will be made for the differences between the number of shares included in the IBEX 35® Index of companies which carried out capital increases during the control period and the number of shares actually subscribed in such capital increases.

Reductions of Capital and other Equity Accounts

The IBEX 35® Index will be adjusted whenever any company included therein reduces its capital by cancelling shares. Such adjustments will be effective on the day the shares are excluded from the Spanish Stock Exchange Interconnection System. On such date, for purposes of IBEX 35® Index calculation, the number of shares of the company will be reduced and, simultaneously, the adjustment will be introduced for the amount of the reduction.

The IBEX 35® Index will be adjusted whenever any company included therein reduces its share premium reserve or other equivalent equity accounts, with a distribution of the amount of the reduction to the shareholders, and said transaction is not similar to the payment of an ordinary dividend. Such adjustments will be effective on the day the amount distributed to the shareholders is discounted in the Spanish Stock Exchange Interconnection System. On such date, for purposes of IBEX 35® Index calculation, the amount will be discounted and, simultaneously, the adjustment will be introduced for the amount of the reduction.

Issue of Convertible or Exchangeable Financial Instruments

The IBEX 35® Index is not adjusted as a consequence of the issue of financial instruments, which are convertible or exchangeable on the issue date. Nonetheless, every six months, coinciding with the ordinary review of the Index, those shares converted or exchanged by the holders of such instruments during the previous six months will be included.

Without effect to that stated above, if, as a result of an issue of convertible or exchangeable instruments or of a conversion into shares of an issue of these characteristics, a substantial alteration in the listed price or number of issued shares should occur, the Manager may propose the corresponding adjustment in the price or number of shares to the Technical Advisory Committee before the following ordinary review of the Index takes place.

Variation in the Par Value

The IBEX 35® Index will be adjusted whenever a company included therein reduces the par value of its shares and distributes the resulting amount to the shareholders, and said transaction is not similar to the payment of an ordinary dividend. Such adjustments will be effective on the day the amount distributed to the shareholders is discounted in the Spanish Stock Exchange Interconnection System. On such date, for purposes of IBEX 35® Index calculation, the amount of the reduction will be discounted and, simultaneously, the adjustment will be introduced for the amount of the reduction.

The IBEX 35® Index will be adjusted whenever a company included therein carries out a share split or a regrouping of shares by altering the par value of its shares. Such adjustments will be effective on the day the transaction is discounted in the Spanish Stock

Exchange Interconnection System, applying, where appropriate, the relevant adjustment.

Mergers and Absorptions

In the event of mergers and absorptions in which the absorbing company is included in the IBEX 35® Index and the absorbed company is not, the IBEX 35® Index will be adjusted considering the transaction, where applicable, as a capital increase.

Where the absorbing company is not included in the IBEX 35® Index and the absorbed company is, unless otherwise decided by the Technical Advisory Committee, the IBEX 35® Index will be adjusted on the date of the absorption by modifying the base to exclude the capitalization of the absorbed company and include the capitalization of the next most liquid security in the opinion of the Technical Advisory Committee.

Where both companies, the absorbing and the absorbed, are included in the IBEX 35® Index, the IBEX 35® Index will be adjusted on the date of the absorption as described above, by modifying the base to exclude the capitalization of the absorbed company and include the next most liquid security in the opinion of the Technical Advisory Committee. In those cases where the absorbing company trades significantly on more than one market, including the Spanish Stock Exchange Interconnection System, the capitalization of the merged company for purposes of its weighting in the IBEX 35® Index will be calculated:

- o At a first moment, by the relative value of the public offer over the total capitalization of the resulting company.

- o After a period of control, the Technical Advisory Committee may establish another criterion that guarantees sufficient efficiency in the replication of the Index.

Without prejudice to the foregoing, if as a result of a merger or absorption transaction involving companies of which one is part of the Index, the resulting company is quoted on the Spanish Stock Exchange Interconnection System and meets all requirements necessary for inclusion in the IBEX 35® Index, the Manager may propose the company's inclusion therein to the Technical Advisory Committee.

Segregation of Equity or Spin-Off of Companies with Shareholder Remuneration

The IBEX 35® Index will be adjusted whenever a company included therein carries out a segregation of equity or spins off a company with shareholder remuneration. These adjustments will be effective from the day on which the operation is discounted in the Spanish Stock Exchange Interconnection System. On that date, for purposes of calculating the IBEX 35® Index, the amount of this operation will be discounted and, simultaneously, the adjustment will be introduced for the amount of the reduction.

If, as a result of a segregation of equity or company spin-off, it is not possible to establish the impact on the share price in order to make the corresponding adjustment, the IBEX 35® Index will be adjusted on the date of the operation. This adjustment will consist of the temporary exclusion of the aforementioned company from the IBEX 35® Index. Once the first day of trading after a segregation of equity or company spin-off has concluded, the Technical Advisory Committee may, as appropriate, once again include the company at its closing price.

Without prejudice to the foregoing, if as a result of an equity segregation or company spin-off, the company no longer meets the necessary requirements for inclusion in the IBEX 35® Index, the Manager may propose the company's exclusion to the Technical Advisory Committee.

Extraordinary Dividends and other Types of Shareholder Remuneration Not Similar to Ordinary Dividend Payments

Extraordinary dividends and other types of shareholder remuneration not similar to ordinary dividend payments will be adjusted by the amount of the dividend or remuneration considered exceptional and non-periodic.

These adjustments will be effective from the day on which the transaction is discounted in the Spanish Stock Exchange Interconnection System. On that date, for purposes of calculating the IBEX 35® Index, the amount of this transaction will be discounted and, simultaneously, the adjustment will be entered for the amount of the reduction.

License Agreement between Sociedad de Bolsas, S.A. and HSBC

Sociedad de Bolsas, S.A., owner of the IBEX 35® Index and holder of the registrations for the corresponding trademarks associated therewith, will not sponsor, promote or recognize investment in the Notes, nor shall the authorization granted to HSBC for the use of the commercial IBEX 35® trademark imply a favourable judgment in relation to the information offered by HSBC or the appropriateness of interest of an investment in the above-cited financial product.

Sociedad de Bolsas, S.A., does not guarantee the following in any case regardless of the reasons: (1) the continuity of composition of the IBEX 35® Index as it is today or at any other prior time, (2) the continuity of the method of calculation of the IBEX 35® Index as it is today or at any other prior time, (3) the continuity of the calculation, formulation and distribution of the IBEX 35® Index, (4) the accuracy, integrity or absence of defects or errors in the composition or calculation of the IBEX 35® Index, or (5) the suitability of the IBEX 35® Index for the purposes provided in the Notes.

EVENTS OF DEFAULT AND ACCELERATION

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the calculation agent will determine the accelerated payment due and payable in the same general manner as described in "Payment at Maturity" in this pricing supplement. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Allocated Return, and the accelerated Maturity Date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to any Index on that scheduled trading day, then the accelerated Final Valuation Date for that Index will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated Maturity Date will also be postponed by an equal number of business days. For the avoidance of doubt, if no Market Disruption Event exists with respect to an Index on the scheduled trading day immediately preceding the date of acceleration, the determination of that Index's relevant levels will be made on that date, irrespective of the existence of a Market Disruption Event with respect to another Index occurring on that date.

If the Notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the Notes from HSBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement, for distribution to other registered broker-dealers or will offer the Notes directly to investors. HSBC Securities (USA) Inc. will offer the Notes at the price to public set forth on the cover page of this pricing supplement. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 2.00% per $1,000 Principal Amount in connection with the distribution of the Notes to other registered broker-dealers.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the Notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use this pricing supplement in market-making transactions after the initial sale of the Notes, but is under no obligation to do so and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

There is no direct legal authority as to the proper tax treatment of the Notes, and therefore significant aspects of the tax treatment of the Notes are uncertain as to both the timing and character of any inclusion in income in respect of the Notes. Under one approach, a Note should be treated as a pre-paid executory contract with respect to the Reference Asset. We intend to treat the Notes consistent with this approach. Pursuant to the terms of the Notes, you agree to treat the Notes under this approach for all U.S. federal income tax purposes. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Morrison & Foerster LLP, it is reasonable to treat a Note as a pre-paid executory contract with respect to the Reference Asset. Pursuant to this approach, we do not intend to report any income or gain with respect to the Notes prior to their maturity or an earlier sale or exchange and we intend to treat any gain or loss upon maturity or an earlier sale or exchange as long-term capital gain or loss, provided that you have held the Note for more than one year at such time for U.S. federal income tax purposes.

We will not attempt to ascertain whether any of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, and consult your tax advisor regarding the possible consequences to you if one or more of the entities whose stock is included in, or owned by, the Reference Asset, as the case may be, is or becomes a PFIC or a USRPHC.

For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

VALIDITY OF THE NOTES

In the opinion of Morrison & Foerster LLP, as counsel to the Issuer, when this pricing supplement has been attached to, and duly notated on, the master note that represents the securities pursuant to the Senior Indenture referred to in the prospectus supplement dated March 5, 2015, and issued and paid for as contemplated herein, the Notes offered by this pricing supplement will be valid, binding and enforceable obligations of the Issuer, entitled to the benefits of the Senior Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith). This opinion is given as of the date hereof and is limited to the laws of the State of New York, the Maryland General Corporation Law (including the statutory provisions, all applicable provisions of the Maryland Constitution and the reported judicial decisions interpreting the foregoing) and the federal laws of the United States of America. This opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the Senior Indenture and the genuineness of signatures and to such counsel's reliance on the Issuer and other sources as to certain factual matters, all as stated in the legal opinion dated March 5, 2015, which has been filed as Exhibit 5.3 to the Issuer's registration statement on Form S-3 dated March 5, 2015.

TABLE OF CONTENTS

Pricing Supplement

Equity Index Underlying Supplement

Prospectus Supplement

Prospectus

You should only rely on the information contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these notes, and these documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this pricing supplement, the accompanying Equity Index Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$1,500,000 Lookback Allocator Notes

April 22, 2015

PRICING SUPPLEMENT